NuTech Digital, Inc.

(company logo)

April 18, 2008

Ms. Effie Simpson

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Simpson:

In response to your letter dated March 14, 2008, NuTech Digital, Inc. (the “Company”) hereby acknowledges the following:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Richard M. Greenberg

Richard M. Greenberg, President

                            10390 Wilshire Boulevard PH20, Los Angeles, CA 90024

                                  Telephone: 310 777 0014   Fax: 310 777 0015